Axion Power International, Inc.

3601 Clover Lane

New Castle, PA 16105

January 21, 2015

VIA EDGAR

Russell Mancuso

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, DC 20549

Re:	Axion Power International, Inc.
Registration Statement on Form S-1
Filed November 20, 2015
File No. 333-208128

Gentlepersons:

Dear Mr. Mancuso:

I am writing on behalf of the above-referenced Registrant, pursuant to Rule 477(a) under the Securities Act of 1933, as amended, to submit to the U.S. Securities and Exchange Commission this application for withdrawal of the Registrant’s registration statement referenced above. The Company is requesting the withdrawal as it intends to consider initiating discussions to amend the terms of the offering after withdrawal is effective and file a new registration statement with respect thereto upon consummation of the amended terms. No securities were sold in connection with the offering. The Company requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the SEC in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement ("Order") effective as of the date hereof or at the earliest practicable date hereafter. Please feel free to contact either me or our counsel, Jolie Kahn (at joliekahnlaw@sbcglobal.net or (215) 375-6646) with any further comments regarding the foregoing or if we can be of any further assistance.

Very truly yours,

/s/ Donald Farley

Donald Farley

cc: Jolie Kahn, Esq.